UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                           GenVec, Inc.
                         (Name of Issuer)

                  Common Stock, $0.001 par value
                   (Title of Class of Securities)

                            37246C109
                         (CUSIP Number)

                        Jeffrey I. Martin
                    Rho Capital Partners, Inc.
                 152 West 57th Street, 23rd Floor
                     New York, New York 10019
                           212-751-6677
         (Name, Address, and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          April 12, 2004
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 2 to Schedule 13D for GenVec, Inc., a Delaware corporation, amends a statement on Schedule 13D, originally dated August 21, 2003, as amended December 4, 2003, with respect to the beneficial ownership by Rho Capital Partners, Inc., a New York corporation ("Rho"), and its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, of shares of Common Stock, par value $0.001 per share, of GenVec. This Amendment is filed to amend items 6 and 7 in the Schedule 13D as previously filed.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 12, 2004, GenVec entered into a letter agreement with each of Rho Management Trust II, a Rho affiliate and registered holder of shares of GenVec Common Stock, and Joshua Ruch, a stockholder and director of GenVec, pursuant to which such persons agreed, that from April 12, 2004 until the date 30 days after completion of an offering by GenVec of shares of its Common Stock under a registration statement on Form S-3, such persons will not directly or indirectly (i) offer, sell, contract to sell or otherwise dispose of any shares of GenVec Common Stock, or (ii) enter into any swap or other agreement or transaction that transfers the economic consequences of ownership of GenVec Common Stock. The foregoing summary of the terms of the letter agreements is qualified in its entirety by reference to the full text of such agreements, which are included as Exhibits A and B to this amendment to Schedule 13D, and are incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits

The following documents are filed as exhibits:

A. Letter Agreement between Rho Management Trust II and GenVec, dated April 12, 2004

B.  Letter Agreement between Joshua Ruch and GenVec, dated April 12, 2004

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 15, 2004.



RHO CAPITAL PARTNERS, INC.


By:  /s/ Joshua Ruch
   ------------------------------
   Title: Chief Executive Officer



JOSHUA RUCH

/s/ Joshua Ruch
----------------------------


HABIB KAIROUZ

/s/ Habib Kairouz
----------------------------


MARK LESCHLY

/s/ Mark Leschly
----------------------------